Exhibit 99

The Progressive Corporation

Letter to Shareholders

Second Quarter 2009

The second quarter was a very acceptable installment in our plan to meet or exceed underwriting targets and contribute healthy additions to our capital base. The combined ratio of 92.6 was strong and, while up from the performance in the early months of the year, is comfortably in-line with seasonal factors and our expected outcomes. Our investment portfolio achieved a welcome 5.5% total return for the quarter. Adding to the acceptability is our continuing growth in customers served. We ended the quarter up 4% year-over-year in Personal Lines policies in force and are now approaching 11 million Personal Lines policies. Having faced headwinds for some time in top-line growth with negative to low average premium-per-policy trends, we are pleased to see our net premium growth stay in positive territory—albeit yet too small for our liking— primarily through our unit growth results.

Our capital position, which has been central to our reporting throughout much of the last tumultuous year, is now, in fact, stronger than it was at this time last year and is comfortably more than a billion dollars above what we have quantified as our regulatory capital and extreme contingency load. Perhaps as importantly, our portfolio composition has a significantly different risk profile today than at this time last year. By design, downside risk is being managed in favor of maintaining a strong capital base to support the operating model. While we expect the current composition of our portfolio to change over time, we will be cautious when increasing our risk profile, always protective of the operating business.

The growth within segments is of some note. In the first quarter we communicated an increase in shopping behavior and theorized that the economic cloud over the country is forcing even greater consumer cost-consciousness; reasonably strong demand continued through the second quarter. We believe we are well positioned in both our channels to capitalize on this behavior, regardless of the consumer stimulus.

More important is that in our agent-produced business our competitiveness appears to be increasing modestly as others are taking rate in the channel. The rate-comparison nature of agent quoting makes price transparency very clear and changes in competitive positioning very rapid—it also increases the penalty for pricing inaccuracies for the companies displayed. New business sales in agency were as strong as we have seen for some time as the quarter drew to a close. Our premium growth in this channel is now approaching flat with prior periods, which is meaningful if not celebratory. We expect growth, but likely at modest levels in this channel where we hold a leading market-share position.

Our direct quote acceptance by consumers, as measured by conversion, was up by a healthy margin in the second quarter, resulting in strong new sales growth period over period—quite similar to the first quarter. Our written premium growth in this channel is now at 9% for both the quarter and year, while average premiums per policy are still below prior year and two-year levels. Our “Name Your Price®” program, after nearly a year of test marketing, was expanded nationwide during the quarter. We are very pleased with the results and the consumer experience this enables.

The special lines season appears dampened, especially in motorcycle sales, by the general economic malaise, but usage and loss results are in line with seasonal expectations. We continue to grow our policies in force at low single digits across this product line, in part through policy renewals.

Commercial Auto, as previously discussed, is an uphill climb, but the second quarter suggests that we may now know where the crest is and it may be very close. New business sales are down—and we expect no other outcome for the foreseeable future—but pleasingly the rate of decline has slowed and thus we might expect a better second half to the year. Profitability remains very good for this line and known issues from last year have been addressed appropriately.

While aggregate severity trends are less remarkable, they are highlighted by the outlier nature of Personal Injury Protection (PIP) coverage. In the few but important states where PIP represents a significant part of our business, almost all have serious escalation of PIP losses. The reasons and underlying trends are often less simple to outline than the top-line diagnostic. We have considerable angst about PIP trends and the adequacy of assumptions imbedded in pricing decisions for those states. Our ability to reflect trends in pricing quickly is an asset, and in most PIP states current rate changes have been or are planned to be put in place. Little else in terms of loss trends by coverage is of particular note. Our expected outlook is that trends will be in aggregate more rate positive than negative. In general, we have been getting rate needs approved in a timely manner.

In June we presented to owners and analysts in our annual Investor Relations format. Among the many points covered was our continuing focus on expense management and leverage. Our policies in force per employee equivalent continues to strengthen with our commitment to activities including process design, increased retention, and Internet-based self service. We’re pleased with the progress, but envision more. During the quarter, we took significant, necessary, but culturally disquieting, steps to resize our management infrastructure in Claims and reduced our Claims workforce by about 2%. While the underlying business and number of customers are greater than at any time in our history, claims frequency and process restructuring have allowed us to settle our claims obligations at continuously higher quality and now, we believe, at an ongoing reduced cost. Both of these initiatives, in balance with customer satisfaction measures, are multi-faceted and will be active agendas for some time within our customer-facing organizations.

During the quarter we adopted new accounting guidance relating to fair value measurement and impairment of securities. We included additional details and an exhibit to highlight the reclassifications that follow from the new positions in our June month-end release. We will fully detail all implications to Progressive in our 10-Q report. In short, these new positions have resulted in a reclassification of some (non-credit related) amounts of previously incurred impairment charges to unrealized losses, effectively increasing unrealized losses, with a corresponding increase in retained earnings thus having no effect on total shareholders’ equity.

Ending the quarter with growth in personal auto new sales in both distribution channels, very acceptable profit margins, small but positive growth in written and earned premium at the companywide level for the quarter and year-to-date, and capital restored to above prior year levels feels quite acceptable—all things considered. While the global business climate for the remainder of the year is unknown, we are optimistic that for Progressive a strengthening of these trends and continuing momentum is ahead.

Glenn M. Renwick

President and Chief Executive Officer